Daniel A. Peterson Partner 190 Carondelet Plaza, Suite 600 St. Louis, MO 63105 314.345.6246 fax: 314.480.1505 dan.peterson@huschblackwell.com

October 15, 2009

VIA OVERNIGHT DELIVERY & EDGAR United States Securities and Exchange Commission Division of Corporate Finance Att’n: Mr. Kevin Ruppert 100 F. Street, N.E. Stop 7010 Washington, D.C. 20549
Re:	MACC Private Equities Inc. (File No. 814-0150)

Dear Mr. Ruppert,

This law firm represents MACC Private Equities Inc. (the “Company” or “MACC”).  You provided this office with some oral comments respecting the Company’s periodic reports in a telephone conversation on Friday, September 25, 2009.  We appreciate the comments provided by the staff of the Securities and Exchange Commission (the “SEC”) respecting the Company and it periodic reports.  This letter is provided on behalf of the Company and is a response to your specific inquiries regarding the following:

•	Filing of the fidelity bond (the “Fidelity Bond”) by the Company pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”);
•	Forward looking statements included in MACC’s periodic reports; and
•	Incentive fees paid to MACC’s investment adviser and subadviser.

Below we have paraphrased your oral comments respecting these matters, and have provided the Company’s responses to them after each comment.

Staff Comment:  It appears that MACC’s Fidelity Bond, which would have expired in February 2009, has not been filed.

Company Response:  The Company received the final version of the Fidelity Bond from its insurance carrier, Continental Insurance Company, on October 7, 2009.  The Company filed the Fidelity Bond with the SEC on October 13, 2009, in conformance with Rule 17g-1(g)(1) adopted under the 1940 Act.  The Company received confirmation of the Fidelity Bond’s new term prior to the expiration of the prior year’s bond, and the Fidelity Bond states that its coverage began on February 15, 2009, and thus there was no lapse of coverage.

October 15, 2009 Page 2

Staff Comment:  The Company, as an investment company, is not able to avail itself of the safe harbors respecting forward-looking statements in its periodic reports, and thus should not include the corresponding disclaimers respecting the safe harbor.

Company Response:  Commencing with its registration statement filed last year and continuing with its 10-Qs filed for the current fiscal year, MACC has clarified in its periodic reports that it does not qualify for the safe harbor provisions under Section 27A of the Securities Act of 1933, as amended or Section 21E of the Securities Exchange Act of 1934, as amended, and the Company will continue to include such clarification in its periodic reports and/or registration statements.

Staff Comment: We understand that MACC was going to seek shareholder approval to modify the way it calculates incentive fees paid to its investment adviser and subadviser at its 2009 shareholders meeting.

Company Response: MACC has been faced with material issues over the last eighteen months, as evidenced by the inclusion of going concern language in its recent periodic reports.  It has sought to raise additional capital through a rights offering last year, but the unprecedented economic and market events required MACC to delay those efforts.  In addition, the timing of the 2009 shareholders’ meeting was delayed this year for a variety of reasons.  Because of a variety of uncertainties respecting the Company’s operations, the Company determined to not undertake the additional time and expense associated with obtaining shareholder approval of amended advisory agreements at the 2009 meeting (as the Company otherwise had no non-routine matters needing shareholder approval in 2009, obtaining such approval would have added significant extra time to solicit proxies and address SEC comments on the proxy statement).  As you may know, the method by which the Company has paid incentive fees to its advisers, which has been the same for the Company’s entire existence, has been through multiple reviews by the SEC staff, and we are not aware of any time at which the Company’s shareholders have been unfairly treated.  While we understand the SEC staff does not favor the method by which the Company has paid incentive fees, given the limited resources the Company has recently had, in addition to the Company’s belief that nothing unfair to the shareholders occurs under the current advisory agreements, the Company has elected to seek shareholder approval for modifications to its advisory agreements at the 2010 annual shareholder meeting.

The Company does hereby acknowledge the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to a filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

October 15, 2009 Page 3

Please let me know if you have any further questions or comments with regard to this letter.

Sincerely,

/s/ Daniel A. Peterson

Daniel A. Peterson
Partner
DAP